OMB APPROVAL
OMB Number:	3235-0101
Expires:	May 31, 2017
Estimated average burden
hours per response ……..	1.00

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a) NAME OF ISSUER (Please type or print) Mitel Networks Corporation	(b) IRS IDENT. NO. 98-0621254	(c) S.E.C. FILE NO. 001-34699

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
350 Legget Drive		Ottawa	Ontario,	K2K 2W7	AREA CODE	NUMBER
			Canada		613	592-2122

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD TMWE Inc. (Anthony Shen)	(b) RELATIONSHIP TO ISSUER Director and Chief Operating Officer	(c) ADDRESS 350 Legget Drive	STREET	CITY Ottawa	STATE Ontario, Canada	ZIP CODE K2K 2W7

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities to be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units to be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common stock	TD Wealth Private Investment Advice 66 Wellington St. W., 2nd Floor Toronto, ON M5K 1A2		130,000	$1,291,029	99,866,584	09-03-14 to 09-08-14	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of Issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of Person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON STOCK	1-31-14	Pursuant to merger of Aastra Technologies Limited and Mitel Networks Corporation	Mitel Networks Corporation (Issuer)	1,835,394	09-03-14 to 09-08-14	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Anthony Shen 119 Scollard St., Toronto, Ontario, Canada, M5R 1G4	Common Stock	05-20-14	25,359	276,413
TMWE Inc.(1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-20-14	28,720	284,328
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-21-14	40,000	394,400
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-22-14	80,000	798,400
TMWE Inc.(1) 119 Scollard St., Toronto, Ontario, Canada, M5R 1G4	Common Stock	08-25-14	61,475	617,221
TMWE Inc.(1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-26-14	7,400	73,472
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-27-14	64,300	653,448
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-28-14	78,400	795,234
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	08-29-14	21,000	213,074
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	09-02-14	65,300	649,735
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	09-03-14	80,000	798,024
TMWE Inc. (1) 119 Scollard St., Toronto, Ontario, Canada M5R 1G4	Common Stock	09-05-14	50,000	493,005

REMARKS:

(1)	Anthony Shen, director and Chief Operating Officer of Mitel Networks Corporation, is the beneficial owner of the shares of common stock sold by TMWE Inc.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written plan or given trading instructions to satisfy Rule 10b5-1 under the exchange act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date

9-09-2014 DATE OF NOTICE	/s/ Anthony Shen (SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Potential persons who are to respond to the collection of information contained in this form are not required to Respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)